UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Earnings Release

Coca-Cola ANDINA

3Q25

Coca-Cola
SIN AZÚCAR
Coca-Cola
SIN AZÚCAR

Conference Call Information
Wednesday, October 29, 2025
11:00 a.m. Chile – 10:00 a.m. EST

Dial-IN Participants
USA 1 (718) 866-4614
Chile: 56 (2) 2840-1484
More phone numbers available on the conference call link
Access code: 163263

Webcast
https://mm.closir.com/slides?id=163263

Audio
Available at www.koandina.com
Wednesday, October 29, 2025, following the Conference Call.

October 28, 2025

Contact in Santiago, Chile
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

EXECUTIVE SUMMARY

The quarter ended with consolidated Sales Volume of 220.6 million unit cases*, up 2.9% compared with the same quarter of last year. Volumes increased by 5.5% when excluding the impact of the 5.1 million unit cases sold to Coca-Cola Femsa during the same quarter last year. Transactions* reached 1,213.0 million in the quarter, representing an increase of 5.0% compared with the same quarter last year. Consolidated accumulated Sales Volume reached 679.2 million unit cases, representing an increase of 6.1% compared with the previous year. Volumes increased by 7.0% when excluding the impact of the 5.4 million unit cases sold to Coca-Cola Femsa during the same period last year. Accumulated transactions reached 3,703.4 million, representing an increase of 6.1%.

The Company's reported figures are as follows:

•	Consolidated Net Sales reached CLP 800,361 million in the quarter, an increase of 10.1% compared with the same quarter of the previous year. Accumulated Consolidated Net Sales reached CLP 2,393,159 million, representing an increase of 8.3% compared with the previous year.
•	Consolidated Operating Income* reached CLP 91,929 million in the quarter, representing an increase of 17.0% compared with the same quarter last year. Accumulated Consolidated Operating Income was CLP 300,247 million, an increase of 7.9% compared with the previous year.
•	Consolidated Adjusted EBITDA* increased 16.1% compared with the same quarter of the previous year, reaching CLP 133,130 million in the quarter. Adjusted EBITDA Margin reached 16.6%, an expansion of 86 basis points compared with the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA was CLP 418,239 million, representing an increase of 8.3% compared with the previous year. Adjusted EBITDA Margin for the period reached 17.5%, an expansion of 1 basis points compared with the previous year.
•	Net income attributable to owners of the controller for the quarter reached CLP 57,178 million, representing an increase of 36.3% compared with the same quarter of the previous year. Accumulated Net Income attributable to owners of the controller was CLP 168,384 million, representing an increase of 26.6% compared with the previous year.

SUMMARY OF RESULTS THIRD QUARTER 2025 AND ACCUMULATED AS OF THE THIRD QUARTER
(Figures in million CLP)	3Q24	3Q25	Var %	9M24	9M25	Var %
Sales Volume (Million Unit Cases)	214.4	220.6	2.9%	640.3	679.2	6.1%
Net Sales	726,806	800,361	10.1%	2,210,479	2,393,159	8.3%
Operating Income*	78,587	91,929	17.0%	278,204	300,247	7.9%
Adjusted EBITDA*	114,634	133,130	16.1%	386,123	418,239	8.3%
Net income attributable to the owners of the controller	41,942	57,178	36.3%	132,988	168,384	26.6%

Comments of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“We ended the third quarter of the year with a consolidated EBITDA growth of 16.1%, totaling CLP 133,130 million, which was explained by EBITDA growth across all of our operations, both in local currency and in Chilean pesos. In local currency, Argentina's EBITDA increased by 21.2%, Brazil by 13.7%, Chile by 13.9%, and Paraguay by 1.6%. We also had a positive effect on the translation of figures from our Brazilian and Paraguayan operations into Chilean pesos. The EBITDA margin for the quarter increased by 86 basis points to 16.6%, while income attributable to the owners of the controller increased by 36.3% to CLP 57,178 million.

Consolidated volumes grew by 2.9% in the quarter. Excluding the 5.1 MUCs we sold during the third quarter of last year to Coca-Cola Femsa’s franchise in Brazil, consolidated volumes grew by 5.5%: 1.7% in Argentina, 6.8% in Brazil, and 10.4% in Paraguay. Sales volume in Chile grew by 4.8%.

During this third quarter, we began operations of our multi-category line in Brazil, and we are already producing beer commercially, in cans and longneck formats. This line has an installed capacity of 12 million unit cases per year and is versatile enough to make both beer and non-alcoholic beverages.”

*The definitions used can be found in the Glossary on page 16 of this document.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

BASIS OF PRESENTATION

The figures in the following analysis are expressed in accordance with IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2024 are nominal.

Since Argentina has been classified as a hyperinflationary economy, in accordance with IAS 29, translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. Local currency figures for both 2025 and 2024 referred to in the Argentina sections are all in September 2025 currency.

Finally, a devaluation of local currencies against the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies against the Chilean peso has a negative impact on the consolidation of figures.

When we refer to "Argentina", it includes our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", it includes the operation in Chile of Embotelladora Andina S.A., as well as its subsidiaries VJ S.A., Vital Aguas S.A., Envases Central S.A. and Re-Ciclar S.A.

CONSOLIDATED RESULTS: 3rd Quarter 2025 vs. 3rd Quarter 2024

(Figures in million CLP)	3Q24	3Q25	% Var.
Net Sales	726,806	800,361	10.1%
Operating Income	78,587	91,929	17.0%
Adjusted EBITDA	114,634	133,130	16.1%
Net income attributable to the owners of the controller	41,942	57,178	36.3%

During the quarter, consolidated Sales Volume was 220.6 million unit cases, representing an increase of 2.9% compared with the same period in 2024, explained by the increase in volume in Brazil, Chile, and Paraguay, partially offset by the decrease in volume in Argentina. Volumes increased by 5.5%, when excluding the impact of the 5.1 million unit cases sold to Coca-Cola Femsa in the same quarter the previous year, owing to growth in the four countries in which we operate. The Non-Alcoholic Beverages Segment accounted for 95.1% of consolidated sales volume and grew 3.2%, explained by growth in the Segment in Chile, Brazil, and Paraguay, partially offset by the decline in Argentina. The Alcoholic Beverages Segment represented 4.9% of total volume and decreased by 2.6%, explained by the decrease in volume in Brazil, Argentina, and Chile, partially offset by the increase in volume in Paraguay. Transactions reached 1,213.0 million in the quarter, representing an increase of 5.0% compared with the same quarter of the previous year.

Consolidated Net Sales reached CLP 800,361 million, an increase of 10.1%, explained by revenue growth in the four countries in which we operate, as well as the effect of translating figures from the local currencies of Brazil and Paraguay to the reporting currency. During the third quarter, 81.0% of the Company's total net revenues were generated through our digital platforms, representing an increase of 23.3 percentage points compared with the same period last year.

Consolidated Cost of Sales increased by 10.4%, mainly explained by (i) increased sales volumes in Brazil, Chile, and Paraguay, (ii) higher PET resin costs in Brazil and Chile, (iii) higher concentrate costs in Brazil and Paraguay, (iv) the effect of the shift in the mix toward higher unit cost products in Argentina, Chile, and Paraguay, (v) the effect of translating figures of our subsidiaries in Brazil and Paraguay to the reporting currency, and (vi) the effect of the devaluation of the local currency in Argentina on our dollar-denominated costs. This was partially offset by (i) lower sugar costs in Brazil, Chile, and Paraguay, and (ii) lower concentrate costs in Argentina and Chile.

Consolidated Distribution Costs and Administrative Expenses increased 6.8%, mainly due to (i) higher distribution expenses as a result of increased volumes in Brazil, Chile, and Paraguay, (ii) higher labor costs, (iii) the effect of translating figures of our subsidiaries in Brazil and Paraguay to the reporting currency, and (iv) lower other operating income in Argentina and Paraguay. This was partially offset by (i) higher other operating income in Brazil, and (ii) lower distribution costs in Argentina.

The above effects led to a consolidated operating income of CLP 91,929 million, an increase of 17.0%. Operating margin was 11.5%.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

Consolidated Adjusted EBITDA reached CLP 133,130 million, an increase of 16.1%. Adjusted EBITDA Margin was 16.6%, an expansion of 86 basis points.

Net Income attributable to the owners of the controller for the quarter was CLP 57,178 million, an increase of 36.3%, and net margin reached 7.1%, an expansion of 137 basis points.

ARGENTINA: 3rd Quarter 2025 vs. 3rd Quarter 2024

	3Q24	3Q25	% Var.	3Q24	3Q25	% Var.

	(Figures in million CLP)			(Figures in million ARS of September 2025)
Net Sales	169,490	172,802	2.0%	241,098	247,786	2.8%
Operating Income	10,740	13,900	29.4%	15,278	19,932	30.5%
Adjusted EBITDA	21,261	25,555	20.2%	30,244	36,644	21.2%

Sales Volume in the quarter decreased 4.3% totaling 40.7 million unit cases, explained by the decrease in the Soft Drinks and Beer and other alcohols categories, partially offset by the increase in the Water and Juices and other non-alcoholic beverages categories. Volumes increased by 1.7% when excluding the impact of the 2.5 million unit cases sold to Coca-Cola Femsa in the same quarter of the previous year. Transactions reached 196.3 million, representing an increase of 3.2%.

Net Sales amounted to CLP 172,802 million, increasing 2.0%. In local currency, they increased 2.8%, explained by the increase in average revenue per unit case sold, both due to price increases slightly above local inflation and the effect of sales to Coca-Cola Femsa in the previous year, which were at a lower average price. These effects were partially offset by the aforementioned decrease in volume.

Cost of Sales decreased 0.9%, while in local currency it decreased 0.1%, which is mainly explained by (i) lower sales volume, (ii) lower concentrate costs, and (iii) lower PET resin costs. This was partially offset by (i) higher sugar costs, (ii) the negative effect of the devaluation of the Argentine peso on our dollar-denominated costs, and (iii) the shift in the mix toward higher unit cost products.

Distribution Costs and Administrative Expenses increased 1.6% in the reporting currency, while in local currency they increased 2.4%, mainly due to (i) higher labor and third-party service expenses, (ii) lower other operating income classified under this item, and (iii) higher depreciation charges. This was partially offset by lower distribution costs.

The above effects led to an Operating Income of CLP 13,900 million, an increase of 29.4% compared with the same period last year. Operating margin was 8.0%. In local currency, operating income increased by 30.5%.

Adjusted EBITDA amounted to CLP 25,555 million, an increase of 20.2%. Adjusted EBITDA Margin was 14.8%, an expansion of 224 basis points. Adjusted EBITDA in local currency increased by 21.2%.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

BRAZIL: 3rd Quarter 2025 vs. 3rd Quarter 2024

	3Q24	3Q25	% Var.	3Q24	3Q25	% Var.

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	205,171	241,122	17.5%	1,223	1,368	11.8%
Operating Income	32,368	38,891	20.2%	193	220	14.2%
Adjusted EBITDA	41,297	49,393	19.6%	246	280	13.7%

Sales Volume for the quarter reached 85.6 million unit cases, an increase of 5.0%, explained by growth in the Soft Drinks and Water categories, partially offset by declines in the Juices and Other Non-Alcoholic Beverages and Beer and other alcohols categories. Volumes increased by 6.8%, when excluding the impact of the 1.3 million unit cases sold to Coca-Cola Femsa in the same quarter of the previous year. The Non-Alcoholic Beverages Segment accounted for 99.2% of total sales volume and grew 5.4%, explained by growth in the Soft Drinks and Water categories, partially offset by a decrease in the Juices and Other Non-Alcoholic Beverages category. The Alcoholic Beverages segment represented 0.8% of total volume and decreased by 27.4%, explained by the decline in the Beer category, partially offset by the increase in the Other Alcohols category. Transactions reached 454.8 million, representing an increase of 8.2%.

Net Sales amounted to CLP 241,122 million, an increase of 17.5%. In local currency, Net Sales increased by 11.8%, mainly explained by the increase in average revenue per unit case sold and the aforementioned increase in volume. Net sales in the Non-Alcoholic Beverages segment increased 12.8% in local currency, representing 97.2% of total sales. Net sales in the Alcoholic Beverages segment decreased 14.1% in local currency, representing 2.8% of total sales.

Cost of Sales increased by 19.4%, while in local currency it increased by 13.6%, mainly explained by (i) higher sales volume, (ii) higher concentrate costs, and (iii) higher PET resin and aluminum costs. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses increased by 11.0% in the reporting currency. In local currency, they increased 5.7%, which is mainly explained by (i) higher distribution expenses as a result of increased higher volume, (ii) higher labor expenses, and (iii) higher depreciation charges. This was partially offset by higher other operating income classified under this item.

The above effects led to an Operating Income of CLP 38,891 million, an increase of 20.2%. Operating Margin was 16.1%. In local currency, Operating Income increased by 14.2%.

Adjusted EBITDA reached CLP 49,393 million, an increase of 19.6% over the previous year. Adjusted EBITDA margin was 20.5%, an expansion of 36 basis points. In local currency, Adjusted EBITDA increased by 13.7%.

CHILE: 3rd Quarter 2025 vs. 3rd Quarter 2024

	3Q24	3Q25	% Var.

	(Figures in million CLP)
Net Sales	291,885	313,615	7.4%
Operating Income	25,366	28,051	10.6%
Adjusted EBITDA	37,958	43,248	13.9%

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

During the quarter, Sales Volume reached 74.4 million unit cases, representing an increase of 4.8%, explained by growth in the Soft Drinks, Water and Juices, and Other Non-Alcoholic Beverages categories, partially offset by a decline in the Beer and other alcohols category. The volume of the Non-Alcoholic Beverages Segment represented 87.3% of total Sales Volume and grew by 6.3%, explained by the increase in all categories in the segment. The volume of the Alcoholic Beverages Segment represented 12.7% of total Sales Volume and decreased by 4.2%, explained by the decrease in all categories of the segment. Transactions reached 428.3 million, representing an increase of 0.1%.

Net Sales reached CLP 313,615 million, a growth of 7.4%, mainly explained by the aforementioned increase in volume and by the increase in average revenue per unit case sold, as a result of price increases. Net sales in the Non-Alcoholic Beverages segment increased by 9.1%, representing 75.5% of total sales. Net sales in the Alcoholic Beverages segment increased by 2.7%, representing 24.5% of total sales.

Cost of Sales increased by 8.2%, mainly due to (i) higher sales volume, (ii) a shift in the mix toward higher unit cost products, and (iii) higher PET resin costs. This was partially offset by (i) lower sugar costs, and (ii) lower concentrate costs.

Distribution Costs and Administrative Expenses increased by 4.4%, mainly due to (i) higher distribution expenses as a result of increased sales volumes, (ii) higher labor and third-party service costs, and (iii) higher depreciation charges.

The aforementioned effects led to an Operating Income of CLP 28,051 million, 10.6% higher than the previous year. Operating Margin was 8.9%.

Adjusted EBITDA reached CLP 43,248 million, an increase of 13.9%. Adjusted EBITDA margin was 13.8%, an expansion of 79 basis points.

PARAGUAY: 3rd Quarter 2025 vs. 3rd Quarter 2024

	3Q24	3Q25	% Var.	3Q24	3Q25	% Var.

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	62,034	75,606	21.9%	509,885	577,771	13.3%
Operating Income	12,787	14,491	13.3%	105,095	110,754	5.4%
Adjusted EBITDA	16,874	18,420	9.2%	138,660	140,843	1.6%

During the quarter, Sales Volume reached 20.0 million unit cases, an increase of 3.1%, explained by growth in the Water, Juice and other non-alcoholic beverages and Beer and other alcohols categories, partially offset by a decline in the Soft Drinks category. Volumes increased by 10.4%, when excluding the impact of the 1.3 million unit cases sold to Coca-Cola Femsa in the same period last year. Transactions reached 133.6 million, representing an increase of 13.9%.

Net Sales reached CLP 75,606 million, representing a 21.9% increase. In local currency, net sales increased 13.3%, mainly explained by (i) the increase in average revenue per unit case sold, due to both price increases slightly above local inflation and the effect of sales to Coca-Cola Femsa in the previous year, which were at a lower average price, and (ii) the aforementioned increase in volume.

Cost of Sales in the reporting currency increased 23.6%. In local currency, it increased 14.9%, mainly due to (i) higher sales volume, (ii) higher concentrate costs, and (iii) a shift in the mix toward higher unit cost products. This was partially offset by (i) lower sugar costs, and (ii) lower PET resin costs.

Distribution Costs and Administrative Expenses increased by 25.6%, and in local currency they increased by 16.6%. This is mainly explained by (i) higher labor costs, (ii) lower other operating income classified under this item, and (iii) higher distribution costs.

The aforementioned effects led to an Operating Income of CLP 14,491 million, 13.3% higher than the previous year. Operating margin reached 19.2%. In local currency, Operating Income increased by 5.4%.

Adjusted EBITDA reached CLP 18,420 million, an increase of 9.2%, and adjusted EBITDA margin was 24.4%, a contraction of 284 basis points. In local currency, adjusted EBITDA increased by 1.6%.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

ACCUMULATED RESULTS: as of September 30, 2025 vs. as of September 30, 2024

Consolidated Results

(Figures in million CLP)	9M24	9M25	% Var.
Net Sales	2,210,479	2,393,159	8.3%
Operating Income	278,204	300,247	7.9%
Adjusted EBITDA	386,123	418,239	8.3%
Net income attributable to the owners of the controller	132,988	168,384	26.6%

Consolidated Sales Volume was 679.2 million unit cases, representing an increase of 6.1% compared with the same period in 2024, explained by the increase in volume in all countries in which we operate. Volumes increased by 7.0% when excluding the impact of the 5.4 million unit cases sold to Coca-Cola Femsa during the same period of last year. The Non-Alcoholic Beverages Segment accounted for 95.3% of consolidated sales volume and grew by 6.5%, explained by the growth of the Segment in all countries in which we operate. The Alcoholic Beverages Segment represented 4.7% of total volume and decreased by 2.3%, mainly explained by the reduction in the Segment's volume in the operations in Brazil, Argentina, and Chile, which was partially offset by growth in the Paraguay operation. Transactions reached 3,703.4 million, representing an increase of 6.1%. Consolidated Net Sales reached CLP 2,393,159 million, an increase of 8.3%.

Consolidated Cost of Sales increased by 9.3%, mainly explained by (i) increased sales volumes in Argentina and Brazil, (ii) higher PET resin costs in Brazil, Chile, and Paraguay, (iii) higher concentrate costs in Brazil and Paraguay, (iv) the effect of the shift in the mix toward higher unit cost products in Argentina, Chile, and Paraguay, and (v) the effect of the devaluation of the local currencies of Argentina, Brazil, and Paraguay on our dollar-denominated costs. This was partially offset by (i) lower sugar costs, (ii) lower concentrate costs in Argentina and Chile, and (iii) the effect of translating figures from our Brazilian subsidiary to the reporting currency.

Consolidated Distribution Costs and Administrative Expenses increased 6.1%, mainly due to (i) higher distribution expenses, (ii) higher labor costs, (iii) lower other operating income in Argentina, and (iv) higher marketing expenses in Paraguay. This was partially offset by (i) lower marketing costs in Brazil, (ii) higher other operating income classified under this item in Brazil and Paraguay, and (iii) the effect of translating figures from our Brazilian subsidiary to the reporting currency.

The aforementioned effects led to a consolidated Operating Income of CLP 300,247 million, an increase of 7.9%. Operating margin was 12.5%.

Consolidated adjusted EBITDA reached CLP 418,239 million, an increase of 8.3%. Adjusted EBITDA Margin was 17.5%, an expansion of 1 basis point.

Net Income attributable to the owners of the controller was CLP 168,384 million, an increase of 26.6%, and the net margin reached 7.0%.

Argentina

	9M24	9M25	% Var.	9M24	9M25	% Var.

	(Figures in million CLP)			(Figures in million ARS of September 2025)
Net Sales	483,391	545,310	12.8%	687,620	781,937	13.7%
Operating Income	43,628	54,014	23.8%	62,061	77,453	24.8%
Adjusted EBITDA	74,476	87,487	17.5%	105,941	125,451	18.4%

Sales Volume increased by 12.6%, reaching 130.4 million unit cases, explained by growth in the Soft Drinks, Water and Juices, and Other Non-Alcoholic Beverages categories, partially offset by a decline in the Beer and Other Alcoholic Beverages category. Volumes increased by 15.1% when excluding the impact of the 2.5 million unit cases sold to Coca-Cola Femsa during the same period of last year. Transactions reached 620.8 million, representing an increase of 15.3%.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

Net Sales totaled CLP 545,310 million, an increase of 12.8%, while in local currency, Net Sales increased by 13.7%, mainly due to the aforementioned increase in volume and, to a lesser extent, the increase in average revenue per unit case sold.

Cost of Sales increased by 13.4%. In local currency, it increased by 14.3%, which is mainly explained by (i) higher sales volume, (ii) the negative effect of the devaluation of the Argentine peso on our dollar-denominated costs, and (iii) the shift in the mix towards products with a higher unit cost. This was partially offset by (i) lower concentrate costs, and (ii) lower sugar costs.

Distribution Costs and Administrative Expenses increased by 9.2% in the reporting currency. In local currency, these increased 10.1%, which is mainly explained by (i) higher distribution costs as a result of increased volumes, (ii) higher labor and third-party service costs, and (iii) lower other operating income classified under this item.

The aforementioned effects led to an Operating Income of CLP 54,014 million, an increase of 23.8%. Operating Margin was 9.9%. In local currency, Operating Income increased by 24.8%.

Adjusted EBITDA reached CLP 87,487 million, an increase of 17.5%. Adjusted EBITDA Margin was 16.0%, an expansion of 64 basis points. Adjusted EBITDA in local currency increased by 18.4%.

Brazil

	9M24	9M25	% Var.	9M24	9M25	% Var.

	(Figures in million CLP)			(Figures in million BRL)
Net Sales	656,584	697,096	6.2%	3,658	4,118	12.6%
Operating Income	114,613	116,885	2.0%	637	691	8.4%
Adjusted EBITDA	142,241	146,325	2.9%	792	865	9.2%

Sales Volume increased by 6.4% to 259.6 million unit cases, driven by volume growth in the Soft Drinks and Juices and other non-alcoholic beverages categories, partially offset by declines in the Water and Beer and other alcohols categories. The Non-Alcoholic Beverages segment accounted for 99.3% of total sales volume and grew by 7.2%, explained by growth in the Soft Drinks and Juices and other non-alcoholic beverages categories, partially offset by a decrease in the Water category. Volumes increased by 7.1% when excluding the impact of the 1.6 million unit cases sold to Coca-Cola Femsa during the same period of last year. The Alcoholic Beverages segment represented 0.7% of total volume and decreased by 46.6%, which was explained by the decrease in the Beer category, partially offset by the increase in the Other alcohols category. Transactions reached 1,376.1 million, representing an increase of 7.2%.

Net Sales reached CLP 697,096 million, an increase of 6.2%. In local currency, Net Sales increased 12.6%, due to the aforementioned increase in volume and a higher average price as a result of the price increases we have implemented. Net Sales in the Non-Alcoholic Beverages segment increased by 14.7% in local currency, representing 97.6% of total sales. Net Sales in the Alcoholic Beverages segment decreased by 34.8% in local currency, representing 2.4% of total sales.

Cost of Sales increased by 9.1%, while in local currency it increased by 15.6%, which is mainly explained by (i) higher sales volume, (ii) the negative effect of the exchange rate on our dollarized costs, (iii) higher concentrate costs, and (iv) higher PET resin and aluminum costs. This was partially offset by lower sugar costs.

Distribution Costs and Administrative Expenses increased by 1.7% in the reporting currency and 8.0% in local currency, mainly due to (i) higher freight expenses as a result of higher sales volume, (ii) higher labor costs, and (iii) higher depreciation charges. This was partially offset by (i) lower marketing expenses and (ii) higher other operating income classified under this item.

The above effects led to an Operating Income of CLP 116,885 million, an increase of 2.0%. Operating margin was 16.8%. In local currency, Operating Income increased by 8.4%.

Adjusted EBITDA reached CLP 146,325 million, an increase of 2.9% compared with the previous year. Adjusted EBITDA Margin was 21.0%, a contraction of 67 basis points. In local currency, Adjusted EBITDA increased by 9.2%.

COCA-COLA ANDINA
3Q25 EARNINGS RELEASE
www.koandina.com

Chile

	9M24	9M25	% Var.

	(Figures in million CLP)
Net Sales	880,104	942,319	7.1%
Operating Income	82,152	90,633	10.3%
Adjusted EBITDA	119,742	134,926	12.7%

Sales Volume reached 228.1 million unit cases, an increase of 3.1%, explained by the increase in volume in the Soft Drinks, Water and Juices, and other non-alcoholic beverages categories, partially offset by the decrease in the Beer and other alcohols category. The Non-Alcoholic Beverages segment accounted for 87.7% of total sales volume and grew by 3.7%, explained by the increase in all categories in the segment. The Alcoholic Beverages segment accounted for 12.3% of total sales volume and decreased by 1.0%, explained by the decrease in all categories in the segment. Transactions reached 1,315.0 million, representing an increase of 1.1%.

Net Sales amounted to CLP 942,319 million, an increase of 7.1%, which is explained by a higher average price in the period, due to price increases and the aforementioned increase in volume. Net Sales in the Non-Alcoholic Beverages segment increased by 7.8%, representing 76.9% of total sales. Net Sales in the Alcoholic Beverages segment grew 4.8%, representing 23.1% of total sales.

Cost of Sales increased 6.9%, mainly due to (i) a shift in the mix toward higher unit cost products, and (ii) higher PET resin costs. This was partially offset by (i) lower sugar costs, and (ii) lower concentrate costs.

Distribution Costs and Administrative Expenses increased by 6.2%, mainly due to (i) higher labor costs, (ii) higher distribution expenses, and (iii) higher depreciation charges.

The above effects led to an Operating Income of CLP 90,633 million, up 10.3% from the previous year. Operating margin was 9.6%.

Adjusted EBITDA reached CLP 134,926 million, an increase of 12.7%. Adjusted EBITDA margin was 14.3%, an expansion of 71 basis points.

Paraguay

	9M24	9M25	% Var.	9M24	9M25	% Var.

	(Figures in million CLP)			(Figures in million PGY)
Net Sales	197,637	214,954	8.8%	1,571,724	1,737,085	10.5%
Operating Income	45,572	47,773	4.8%	361,111	387,375	7.3%
Adjusted EBITDA	57,673	58,806	2.0%	457,482	476,688	4.2%

Sales Volume reached 61.1 million unit cases, representing an increase of 2.8%, explained by the increase in volume in the Soft Drinks, Water, and Beer and other alcohols categories, partially offset by the decrease in the Juices and other non-alcoholic beverages category. Volumes increased by 5.1% when excluding the impact of the 1.3 million unit cases sold to Coca-Cola Femsa during the same period of last year. Transactions reached 391.4 million, representing an increase of 6.6%.

Net Sales totaled CLP 214,954 million, an increase of 8.8%. In local currency, net sales increased by 10.5%, which is explained by a higher average price and, to a lesser extent, by the aforementioned increase in sales volume.

Cost of Sales increased by 11.3% and in local currency by 12.9%, mainly due to (i) higher concentrate costs, (ii) higher PET resin costs, and (iii) a shift in the mix toward products with higher unit costs. This was partially offset by lower sugar costs.

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Distribution Costs and Administrative Expenses increased by 6.1% in the reporting currency. In local currency, they increased by 7.5%, mainly due to (i) greater distribution costs as a result of increased volumes and higher rates, (ii) higher marketing expenses, and (iii) higher labor costs. This was partially offset by higher operating income classified under this item.

The above effects led to an Operating Income of CLP 47,773 million, 4.8% higher than the previous year. Operating margin reached 22.2%. In local currency, Operating Income increased by 7.3%.

Adjusted EBITDA reached CLP 58,806 million, 2.0% higher than the previous year, and Adjusted EBITDA Margin was 27.4%, a contraction of 182 basis points. In local currency, Adjusted EBITDA increased by 4.2%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account showed an expense of CLP 13,064 million, compared with CLP 12,763 million in expenses in the same quarter of the previous year, mainly due to lower financial income as a result of lower cash levels.

Share of Profit or Loss from Investments Accounted for by the Equity Method went from a profit of CLP 760 million to a loss of CLP 385 million, mainly due to lower results from subsidiaries in Chile and Brazil.

Other Income and Expenses account recorded a profit of CLP 233 million, compared with a loss of CLP 4,937 million in the same quarter of the previous year, a difference mainly explained by indemnification received in Brazil.

Results by Adjustment Units and Exchange Rate Differences went from a loss of CLP 3,626 million to a profit of CLP 4,164 million, which is mainly explained by higher earnings from exchange differences in Chile and Paraguay.

Income Tax went from -CLP 15,725 million to -CLP 25,296 million, a variation that is mainly explained by (i) higher pre-tax income, and (ii) higher withholding taxes associated with dividends received from our operation in Paraguay.

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CONSOLIDATED BALANCE SHEET

The balances of assets and liabilities at the closing dates of these financial statements are as follows:

	12.31.2024	09.30.2025	Variation
	million CLP	million CLP	million CLP
Assets
Current assets	1,013,196	958,882	-54,314
Non-current assets	2,277,909	2,425,604	147,695
Total Assets	3,291,104	3,384,486	93,381

	12.31.2024	09.30.2025	Variation
	million CLP	million CLP	million CLP
Liabilities
Current liabilities	906,144	699,475	-206,669
Non-current liabilities	1,370,563	1,511,356	140,793
Total liabilities	2,276,707	2,210,831	-65,876

	12.31.2024	09.30.2025	Variation
	million CLP	million CLP	million CLP
Equity
Non-controlling interests	37,988	38,136	148
Equity attributable to owners of the controller	976,409	1,135,519	159,110
Total equity	1,014,397	1,173,655	159,258

At the end of September 2025, compared with the end of 2024, the Argentine peso depreciated 38.5% against the Chilean peso, which led to a decrease in asset, liability, and equity accounts due to the translation of figures to the reporting currency. Meanwhile, the Brazilian real and Paraguayan guaraní appreciated against the Chilean peso by 11.1% and 7.4%, respectively, which led to an increase in asset, liability, and equity accounts due to the translation of figures to the reporting currency. Additionally, in accordance with IAS 29, Argentina's figures, prior to translation, are adjusted for accumulated inflation from the end of 2024 to the closing currency of this report, increasing the figures in local currency by 21.97%.

Assets

Total assets increased by CLP 93,381 million, or 2.8% compared with December 2024.

Current assets decreased by CLP 54,314 million, or 5.4% compared with December 2024, which is mainly explained by the decrease in Other current financial assets (-CLP 74,929 million) and Trade receivables and other current accounts receivable (-CLP 63,127 million), due to seasonal factors, as we compare ourselves with December, the month with the highest sales of the year and, as a result, high accounts receivable compared with an average month. The aforementioned decreases are partially offset by increases in Cash and cash equivalents, Inventories, and Current tax assets.

Non-current assets increased by CLP 147,695 million, or 6.5% compared with December 2024, mainly due to the increase in Property, plant and equipment (CLP 85,273 million), as a result of investments made in our four operations, partially offset by depreciation. Added to this is the increase in Intangible Assets other than goodwill (CLP 38,539 million), mainly explained by the translation effect on the balances of Distribution Rights in Brazil and Paraguay.

Liabilities and Equity

In total, liabilities decreased by CLP 65,876 million, or 2.9% compared with December 2024.

Current liabilities decreased by CLP 206,669 million, or 22.8% compared with December 2024, mainly due to the decrease in other current non-financial liabilities (-CLP 105,277 million), explained mainly by the payment and recognition of dividends. Added to this is the decrease in trade accounts payable and other current accounts payable (-CLP 47,173 million), due to seasonal factors considering that December is the month with the highest sales of the year, and therefore a month with high accounts payable to suppliers. Additionally, current liabilities decreased due to the decrease in other current financial liabilities (-CLP 45,987 million), due to the payment of short-term debt with financial institutions.

On the other hand, non-current liabilities increased by CLP 140,793 million, or 10.3% compared with December 2024, mainly due to the increase in other non-current financial liabilities (CLP 130,099 million) due to the increase in debt from the bank loan for 2.4 million UF contracted in July of this year. This increase was also influenced by the variation in the UF, the exchange rate effect, and the mark to market of cross currency swaps linked to certain company bonds.

Equity increased by CLP 159,258 million, or 15.7% compared with December 2024, explained by the variation in accumulated earnings due to (i) profits obtained during the period (CLP 168,384 million), (ii) the restatement of equity balances in our subsidiary in Argentina in

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accordance with IAS 29 (CLP 50,858 million), and (iii) the recognition of an interim dividend (CLP -34,786 million). On the other hand, the account Other reserves decreased by CLP 25,346 million, mainly due to the negative effect of the translation of subsidiaries' figures.

09.30.2025
million CLP
Assets by Segment
Argentina	462,186
Brazil	1,150,188
Chile	1,373,482
Paraguay	398,630
Total Assets	3,384,486

09.30.2025
million CLP
Liabilities by Segment
Argentina	144,359
Brazil	695,112
Chile	1,297,332
Paraguay	74,028
Total liabilities	2,210,831

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(MUSD)
Total Financial Assets	390
Cash and cash equivalents (1)	294
Other current financial assets (1)	0
Net valuation of hedging derivatives (2)	96

Financial debt	1,235
Bonds in the international market	512
Bonds in the local market (Chile)	566
Bank debt and other	157

Net financial debt	845

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

(2) Considers net effect of valuations for and against hedge derivatives.

CURRENCY EXPOSURE (%)
	Financial Assets (1)	Financial Debt (3)
CLP (Chile)	71%	39%
Unidad de Fomento (Chilean pesos indexed to inflation)	0%	45%
BRL (Brazil)	19%	15%
PGY (Paraguay)	6%	0%
ARS (Argentina)	2%	0%
USD (United States)	2%	1%
CHF (Switzerland)	0%	0%
Total	100%	100%

(3) Includes valuation of hedge derivatives.

RISK RATING
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Moody’s	Baa1
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

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CASH FLOW

	09.30.2024	09.30.2025	Variation
Cash flow	million CLP	million CLP	million CLP	%
Operating	218,254	246,706	28,451	13.0%
Investment	-209,914	-121,075	88,839	-42.3%
Financing	-91,958	-96,599	-4,641	5.0%
Net cash flow for the period	-83,618	29,032	112,650	-134.7%

During the current period, the Company generated a positive net cash flow of CLP 29,032 million, which can be explained as follows:

Operating activities generated a positive net cash flow of CLP 246,706 million, higher than the CLP 218,254 million recorded in the same period of 2024, mainly due to higher collections from increased product sales, partially offset by higher operating and supplier payments.

Investment activities generated a negative cash flow of CLP 121,075 million, with a positive variation of CLP 88,839 million compared with the previous period, which is mainly explained by the sale of financial assets with cash income of CLP 72,786 million, added to lower Capex of CLP 17,877 million.

Financing activities generated a negative cash flow of CLP 96,599 million, with a negative variation of CLP 4,641 million compared with the previous period, mainly explained by higher dividend payments in 2025, partially offset by higher amounts from loans and lower short-term loan payments.

MAIN INDICATORS

INDICATOR	Definition	Unit	Sep 25	Dec 24	Sep 24	Sep 25 vs Dec 24	Sep 25 vs Sep 24
LIQUIDITY
Current liquidity	Current Asset	Times	1.4	1.1	1.3	22.6%	4.4%
	Current Liability
Acid ratio	Current Asset – Inventory	Times	0.9	0.8	0.9	15.0%	-0.3%
	Current Liability
ACTIVITY
Investment		Million CLP	191,822	302,519	210,424	-36.6%	-8.8%

Inventory turnover	Cost of Sales	Times	4.7	7.3	5.3	-35.7%	-11.4%
	Average Inventory
INDEBTEDNESS
Indebtedness ratio	Net Financial Debt*	Times	0.7	0.7	0.7	1.4%	-3.1%
	Total Equity*
Financial exp. coverage	Adjusted EBITDA (12M)	Times	10.7	12.7	13.8	-15.8%	-22.8%
	Financial Expenses* (12M) – Financial Income* (12M)
Net financial debt /	Net Financial Debt	Times	1.4	1.2	1.3	14.0%	7.2%
Adjusted EBITDA	Adjusted EBITDA (12M)

PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		25.4%	25.0%	20.7%	0.4 pp	4.7 pp
	Average Equity
On Total Assets	Net Income Fiscal Year (12M)%		8.0%	7.5%	6.5%	0.5 pp	1.6 pp
	Average Assets

*Definitions used are contained in the Glossary on page 16 of this document.

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Liquidity

Current liquidity showed a positive variation of 22.6% compared with December 2024, explained by the decrease in current liabilities (22.8%), which was greater than the decrease in current assets (5.4%).

Acid ratio showed an increase of 15.0% compared with December 2024, for the reasons stated above, added to the increase in inventories (8.6%) during the period. Current assets excluding inventories showed a decrease of 11.2% compared with December 2024.

Activity

At the end of September 2025, investments reached CLP 191,822 million, which corresponds to a decrease of 8.8% compared with the same period in 2024, mainly explained by lower investments in the brewery in Brazil and in cold equipment.

Inventory turnover reached 4.7 times, showing a decrease of 11.4% compared with the same period in 2024, mainly explained by the increase in average inventory (23.3%), which was greater than the increase in cost of sales (9.3%) compared with the same period in 2024.

Indebtedness

The debt ratio reached 0.7 times at the end of September 2025, which corresponds to an increase of 1.4% compared with the end of December 2024. This is mainly due to the increase in net financial debt (17.3%), which was greater than the increase in total equity (15.7%).

The financial expense coverage ratio shows a decrease of 15.8% compared with December 2024, reaching a value of 10.7 times. This is explained by the fact that the increase in net financial expenses for the last 12 months (22.3%) was greater than the increase in adjusted EBITDA for the last 12 months (2.9%).

Net Financial Debt/Adjusted EBITDA reached 1.4 times at the end of September 2025, representing an increase of 14.0% compared with December 2024. This is due to the increase in net financial debt (17.3%), which was greater than the increase in Adjusted EBITDA (2.9%).

Profitability

Return on equity reached 25.4%, 0.4 percentage points higher than the indicator measured in December 2024. The result is due to the increase in net income for the last 12 months (15.2%), which was higher than the increase in average equity (13.4%).

Return on total assets was 8.0%, 0.5 percentage points higher than the indicator measured in December 2024, explained by the increase in net income for the rolling 12-month period (15.2%), which was higher than the increase in average assets (7.5%).

MACROECONOMIC INFORMATION

INFLATION
	Accumulated 9M25	L12M
Argentina*	21.97%	31.73%
Brazil	3.64%	5.17%
Chile	3.30%	4.40%
Paraguay	3.34%	4.27%

*Official inflation published by the Argentine National Institute of Statistics and Census (INDEC). It should be noted that the inflation rate used to restate Argentina's figures in accordance with IAS 29 corresponds to the inflation rate estimated by the Central Bank of Argentina (in its Market Expectations Survey report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation rate for the previous month (INDEC).

EXCHANGE	Local currency/USD			CLP/local currency
RATES USED	(Average exchange rate*)			(Average exchange rate*)
	3Q24	3Q25	% Var.	3Q24	3Q25	% Var.
Argentina	970.5	1,380.0	42.2%	0.9	0.7	-24.6%
Brazil	5.55	5.45	-1.8%	167.79	176.19	5.0%
Chile	930	960	3.2%	N.A	N.A	N.A
Paraguay	7,641	7,347	-3.9%	0.12	0.13	7.3%

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

EXCHANGE	Local currency/USD			CLP/local currency
RATES USED	(Average exchange rate*)			(Average exchange rate*)
	9M24	9M25	% Var.	9M24	9M25	% Var.
Argentina	970.5	1,380.0	42.2%	0.9	0.7	-24.6%
Brazil	5.24	5.65	7.9%	178.98	169.18	-5.5%
Chile	938	956	2.0%	N.A	N.A	N.A
Paraguay	7,475	7,752	3.7%	0.13	0.12	-1.6%

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29.

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MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which report to the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Protests and demonstrations in the countries in which we operate could potentially have a negative effect on the economy and on our business and financial condition

We cannot predict whether protests and demonstrations, which have sometimes been violent in the past, will significantly affect the economies of the countries in which we operate, nor whether the public policies implemented by the government in response to these demonstrations will have a negative impact on the economy and our business. Nor can we guarantee that demonstrations and vandalism will not cause damage to our logistics and production infrastructure.

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Our business is subject to risks from pandemics such as COVID-19.

Pandemics pose the risk that we or our employees, contractors, suppliers and other partners may be limited or prevented from conducting business for an indefinite period of time, including due to shutdowns that may be requested or ordered by government authorities. In addition, we may experience disruptions in the supply of raw materials.

Pandemics and related governmental actions could adversely affect our business and results of operations, potentially in a material way.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Bank Credit

On July 8, 2025, Embotelladora Andina S.A. entered into a bank credit agreement for UF 2,362,044, with a term of five years and a rate of 2.84% [UF], with a bullet payment at maturity and interest payments every six months. The financial terms of the loan include covenants similar to those established in the bonds issued by the Company.

Interim Dividend 235

On October 23, 2025, the Company paid Interim Dividend 235: CLP 35.0 per Series A share and CLP 38.5 per Series B share.

GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

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ADDITIONAL INFORMATION

STOCK EXCHANGES ON WHICH WE TRADE
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 57.8 million people, delivering 909.0 million unit cases or 5,161 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2024. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain forward-looking statements that reflect a good faith expectation by Coca-Cola Andina and are based on currently available information. However, the results ultimately obtained are subject to a number of variables, many of which are beyond the Company's control, and which could materially impact actual performance. Among the factors that could cause a shift in performance are: political and economic conditions on mass consumption, price pressures resulting from competitive discounts from other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and that are periodically disclosed in reports to the relevant regulatory authorities and are available on our website.

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Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2025. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	July-September 2025					July-September 2024
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	74.4	85.6	40.7	20.0	220.6	71.0	81.5	42.5	19.4	214.4	2.9%
Transactions (Million)	428.3	454.8	196.3	133.6	1,213.0	427.9	420.2	190.3	117.3	1,155.7	5.0%

Net sales	313,615	241,122	172,802	75,606	800,361	291,885	205,171	169,490	62,034	726,806	10.1%
Cost of sales	(211,270)	(149,097)	(95,668)	(45,282)	(498,443)	(195,344)	(124,914)	(96,504)	(36,636)	(451,542)	10.4%
Gross profit	102,344	92,025	77,135	30,324	301,918	96,541	80,257	72,985	25,398	275,264	9.7%
Gross margin	32.6%	38.2%	44.6%	40.1%	37.7%	33.1%	39.1%	43.1%	40.9%	37.9%
Distribution and administrative expenses	(74,293)	(53,134)	(63,234)	(15,833)	(206,494)	(71,175)	(47,889)	(62,245)	(12,610)	(193,920)	6.5%

Corporate expenses (2)					(3,496)					(2,758)	26.7%
Operating income (3)	28,051	38,891	13,900	14,491	91,929	25,366	32,368	10,740	12,787	78,587	17.0%
Operating margin	8.9%	16.1%	8.0%	19.2%	11.5%	8.7%	15.8%	6.3%	20.6%	10.8%
Adjusted EBITDA (4)	43,248	49,393	25,555	18,420	133,130	37,958	41,297	21,261	16,874	114,634	16.1%
Adjusted EBITDA margin	13.8%	20.5%	14.8%	24.4%	16.6%	13.0%	20.1%	12.5%	27.2%	15.8%

Financial (expenses) income (net)					(13,064)					(12,763)	2.4%
Share of (loss) profit of investments accounted for using the equity method					(385)					760	-150.6%
Other income (expenses) (5)					233					(4,937)	-104.7%
Results by readjustement unit and exchange rate difference					4,164					(3,626)	-214.8%

Net income before income taxes					82,876					58,022	42.8%

Income tax expense					(25,296)					(15,725)	60.9%

Net income					57,580					42,297	36.1%

Net income attributable to non-controlling interests					(402)					(354)	13.3%
Net income attributable to equity holders of the parent					57,178					41,942	36.3%
Net margin					7.1%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					60.4					44.3
EARNINGS PER ADS					362.4					265.9	36.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

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Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2025. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-September 2025					January-September 2024
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	228.1	259.6	130.4	61.1	679.2	221.2	243.8	115.8	59.4	640.3	6.1%
Transactions (Million)	1,315.0	1,376.1	620.8	391.4	3,703.4	1,300.4	1,284.2	538.6	367.0	3,490.3	6.1%

Net sales	942,319	697,096	545,310	214,954	2,393,159	880,104	656,584	483,391	197,637	2,210,479	8.3%
Cost of sales	(629,151)	(424,428)	(297,836)	(124,536)	(1,469,183)	(588,438)	(388,852)	(262,644)	(111,888)	(1,344,338)	9.3%
Gross profit	313,168	272,668	247,474	90,418	923,975	291,666	267,732	220,746	85,749	866,141	6.7%
Gross margin	33.2%	39.1%	45.4%	42.1%	38.6%	33.1%	40.8%	45.7%	43.4%	39.2%
Distribution and administrative expenses	(222,534)	(155,783)	(193,460)	(42,645)	(614,423)	(209,514)	(153,119)	(177,118)	(40,177)	(579,927)	5.9%

Corporate expenses (2)					(9,306)					(8,010)	16.2%
Operating income (3)	90,633	116,885	54,014	47,773	300,247	82,152	114,613	43,628	45,572	278,204	7.9%
Operating margin	9.6%	16.8%	9.9%	22.2%	12.5%	9.3%	17.5%	9.0%	23.1%	12.6%
Adjusted EBITDA (4)	134,926	146,325	87,487	58,806	418,239	119,742	142,241	74,476	57,673	386,123	8.3%
Adjusted EBITDA margin	14.3%	21.0%	16.0%	27.4%	17.5%	13.6%	21.7%	15.4%	29.2%	17.5%

Financial (expenses) income (net)					(39,320)					(34,082)	15.4%
Share of (loss) profit of investments accounted for using the equity method					1,135					1,860	-39.0%
Other income (expenses) (5)					(8,163)					(23,797)	-65.7%
Results by readjustement unit and exchange rate difference					(3,362)					(7,345)	-54.2%

Net income before income taxes					250,537					214,840	16.6%

Income tax expense					(81,791)					(80,713)	1.3%

Net income					168,747					134,127	25.8%

Net income attributable to non-controlling interests					(362)					(1,140)	-68.2%
Net income attributable to equity holders of the parent					168,384					132,988	26.6%
Net margin					7.0%					6.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					177.9					140.5
EARNINGS PER ADS					1,067.3					843.0	26.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

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Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, 2025.

(In local nominal currency of each period, except Argentina (3))

	July-September 2025				July-September 2024
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	74.4	85.6	40.7	20.0	71.0	81.5	42.5	19.4
Transactions (Million)	428.3	454.8	196.3	133.6	427.9	420.2	190.3	117.3

Net sales	313,615	1,368.0	247,786.3	577,771	291,885	1,223.1	241,098.2	509,885
Cost of sales	(211,270)	(846.0)	(137,180.8)	(346,091)	(195,344)	(744.8)	(137,277.1)	(301,095)
Gross profit	102,344	522.0	110,605.5	231,680	96,541	478.3	103,821.1	208,790
Gross margin	32.6%	38.2%	44.6%	40.1%	33.1%	39.1%	43.1%	40.9%
Distribution and administrative expenses	(74,293)	(301.7)	(90,673.7)	(120,926)	(71,175)	(285.4)	(88,543.3)	(103,695)

Operating income (1)	28,051	220.3	19,931.8	110,754	25,366	192.9	15,277.8	105,095
Operating margin	8.9%	16.1%	8.0%	19.2%	8.7%	15.8%	6.3%	20.6%
Adjusted EBITDA (2)	43,248	279.9	36,644.3	140,843	37,958	246.1	30,244.2	138,660
Adjusted EBITDA margin	13.8%	20.5%	14.8%	24.4%	13.0%	20.1%	12.5%	27.2%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2025 figures are presented in accordance to IAS 29, in September 2025 currency. 2024 figures are also presented in accordance to IAS 29, in September 2025 currency.

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Embotelladora Andina S.A.

Nine Months Results for the period ended September 30, 2025.

(In local nominal currency of each period, except Argentina (3))

	January-September 2025				January-September 2024
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	228.1	259.6	130.4	61.1	221.2	243.8	115.8	59.4
Transactions (Million)	1,315.0	1,376.1	620.8	391.4	1,300.4	1,284.2	538.6	367.0

Net sales	942,319	4,117.9	781,937.0	1,737,085	880,104	3,658.3	687,620.2	1,571,724
Cost of sales	(629,151)	(2,506.3)	(427,076.1)	(1,005,568)	(588,438)	(2,168.2)	(373,609.6)	(890,579)
Gross profit	313,168	1,611.6	354,860.9	731,517	291,666	1,490.2	314,010.5	681,145
Gross margin	33.2%	39.1%	45.4%	42.1%	33.1%	40.7%	45.7%	43.3%
Distribution and administrative expenses	(222,534)	(920.8)	(277,408.3)	(344,142)	(209,514)	(852.8)	(251,949.4)	(320,035)

Operating income (1)	90,633	690.8	77,452.5	387,375	82,152	637.3	62,061.2	361,111
Operating margin	9.6%	16.8%	9.9%	22.3%	9.3%	17.4%	9.0%	23.0%
Adjusted EBITDA (2)	134,926	864.5	125,450.6	476,688	119,742	791.6	105,941.2	457,482
Adjusted EBITDA margin	14.3%	21.0%	16.0%	27.4%	13.6%	21.6%	15.4%	29.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2025 figures are presented in accordance to IAS 29, in September 2025 currency. 2024 figures are also presented in accordance to IAS 29, in September 2025 currency.

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Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	09-30-2025	12-31-2024	09-30-2024	12-31-2024	09-30-2024
Cash + Time deposits + market. Securit.	284,485	325,486	283,043	-12.6%	0.5%
Account receivables (net)	282,806	342,733	261,712	-17.5%	8.1%
Inventories	325,785	299,971	274,261	8.6%	18.8%
Other current assets	65,805	45,007	68,621	46.2%	-4.1%
Total Current Assets	958,882	1,013,196	887,637	-5.4%	8.0%

Property, plant and equipment	2,567,164	2,477,823	2,323,403	3.6%	10.5%
Depreciation	(1,384,117)	(1,380,049)	(1,300,240)	0.3%	6.5%
Total Property, Plant, and Equipment	1,183,047	1,097,774	1,023,163	7.8%	15.6%

Investment in related companies	89,389	85,193	87,372	4.9%	2.3%
Goodwill	145,761	144,681	138,296	0.7%	5.4%
Other long term assets	1,007,407	950,261	883,944	6.0%	14.0%
Total Other Assets	1,242,557	1,180,135	1,109,611	5.3%	12.0%

TOTAL ASSETS	3,384,486	3,291,104	3,020,412	2.8%	12.1%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	09-30-2025	12-31-2024	09-30-2024	12-31-2024	09-30-2024
Short term bank liabilities	14,385	56,401	43,589	-74.5%	-67.0%
Current portion of bonds payable	22,175	29,801	20,707	-25.6%	7.1%
Other financial liabilities	27,783	24,129	23,477	15.1%	18.3%
Trade accounts payable and notes payable	498,200	551,451	463,900	-9.7%	7.4%
Other liabilities	136,931	244,362	124,048	-44.0%	10.4%
Total Current Liabilities	699,475	906,144	675,722	-22.8%	3.5%

Long term bank liabilities	104,326	0	9,553	0.0%	992.1%
Bonds payable	1,015,338	1,003,864	967,959	1.1%	4.9%
Other financial liabilities	76,978	62,679	73,359	22.8%	4.9%
Other long term liabilities	314,714	304,020	289,796	3.5%	8.6%
Total Long Term Liabilities	1,511,356	1,370,563	1,340,667	10.3%	12.7%

Minority interest	38,136	37,988	34,640	0.4%	10.1%

Stockholders' Equity	1,135,519	976,409	969,383	16.3%	17.1%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,384,486	3,291,104	3,020,412	2.8%	12.1%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	09-30-2025	12-31-2024	09-30-2024
Chile	47,886	75,830	48,119
Brazil	85,489	115,079	91,362
Argentina	31,625	89,694	61,370
Paraguay	26,822	21,916	9,573
Total	191,822	302,519	210,424

COCA-COLA ANDINA
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, October 28, 2025